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                                               Filed by The J.M. Smucker Company
                                                   Commission File No. 001-05111
                                                                       333-68416
                         Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: The Procter & Gamble Company
                                                   Commission File No. 001-00434


This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.



TO:   All Employees                              FROM:    Tim Smucker and
                                                          Richard Smucker
                                                 DATE:    October 10, 2001


                   AGREEMENT REACHED FOR JIF AND CRISCO BRANDS
                   -------------------------------------------

Today The J. M. Smucker Company reached a significant growth milestone in its more than 100-year history. We announced an all-stock transaction with Procter & Gamble for their JIF peanut butter and CRISCO cooking oil brands.

We are extremely excited about the combination of these three American icon brands (SMUCKER'S, JIF, and CRISCO), each with the number one market share position in their respective categories. It will create an even stronger company, doubling our sales to $1.3 billion and more than doubling our profits. Most importantly, this will provide us with a platform for even greater growth in the future.

The JIF and CRISCO brands are extremely compatible with our business. They have the same distribution channels and consumer appeal. All three brands are sold in the "center of the retail store" and complement our existing broker network giving us greater critical mass to serve our customers.

Included in this transaction are the CRISCO production facility located in Cincinnati, Ohio, and the JIF peanut butter plant located in Lexington, Kentucky. These facilities, along with support staff, will add about 450 new employees to the "family" of Smucker.

As we look to the future with this family of leading brands, we would expect our growth to continue to be generated from three major areas: (1) growing the core business and respective share of market of each of the brands, (2) the development of new products, and (3) the acquisition of additional brands. Since this is an all-stock transaction, we are not taking on any new debt, which positions us well for future acquisitions.

The closing of the transaction requires shareholder and regulatory approval, in addition to a private letter ruling from the IRS; therefore, we don't anticipate the transaction will close until our fiscal year's fourth quarter. As you would expect, this has and will require a great deal of


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effort by many people to complete. We would like to thank everyone involved for their efforts thus far and for the future efforts that will be required for a successful integration into our business.

As noted in our press release, there will be an investor relations conference call and Webcast later this morning. There will be many communication opportunities for our employees, and we would request that you not dial in to the call.

We are very excited to welcome JIF and CRISCO and the employees making these quality products into our family at Smucker.

                           TIM             RICHARD

SECURITIES LAW LEGENDS
----------------------
This letter contains certain forward-looking statements, such as statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction, that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, the ability to obtain regulatory and shareholders' approval, including without limitation, a private letter ruling from the Internal Revenue Service, integration of the acquired businesses in a timely and cost effective manner, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect The
J. M. Smucker Company are detailed from time to time in reports filed by The J.
M. Smucker Company with the Securities and Exchange Commission (the "Commission"), including Forms 10-Q and 10-K.

The J. M. Smucker Company will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the Commission. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the Commission because they will contain important information on the proposed transaction. You will be able to obtain the documents filed with the Commission free of charge at the website maintained by the Commission at www.sec.gov. In addition, you may obtain documents filed with the Commission by The J. M. Smucker Company free of charge by requesting them in writing from The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at (330) 682-3000.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company's shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company's proxy statement dated July 10, 2001, which is filed with the Commission. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.